File Number: 82-34808

CATLIN GROUP LIMITED

Cumberland House, 6th Floor,
1 Victoria Street, Hamilton,
Bermuda HM 11

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Telephone (441) 296-0060
Fax (441) 296-6016
www.catlin.com

04046030

2nd November 2004

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

1. **NOTIFICATION OF MAJOR INTERESTS IN SHARES** 1/11/2004

Yours faithfully,

Krupali Patel

dlw 11/9

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Catlin Group Limited

2. Name of shareholder having a major interest

FMR Corp, Fidelity International Limited, Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries both being non-beneficial holders

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

139,100	FIL	Bank of New York London Total
84,311	FIL	BNP Paribas Total
15,621	FIL	CDC Finance Total
365,768	FIL	Chase Manhattan Bank London Total
729,164	FIL	HSBC Nominee (UK) Limited Total
969,369	FIL	JP Morgan Total
85,635	FIL	Northern Trust Total
360,483	FIL	State Street Bank & Trust Total
2,718,461	FISL	Chase Management Bank London Total
247,400	FISL	JP Morgan Total
4,000	FMRCO	JP Morgan Chase Total
21,446	FMRCO	State Street Nominees Limited Total
1,488	FPM	Brown Brothers Harriman Ltd. LUX Total
206,588	FPM	Chase Manhattan Bank London Total
295,212	FPM	HSBC Nominee (UK) Limited Total

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Common shares

10. Date of transaction

N/A

11. Date company informed

29 October 2004

12. Total holding following this notification

6,244,046

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

....

15. Name of contact and telephone number for queries

....

16. Name and signature of authorised company official responsible for making this notification

William Spurgin

Date of notification

1 November 2004